Exhibit 97
BEIGENE, LTD.
COMPENSATION RECOVERY POLICY
Adopted as of November 21, 2023
BeiGene, Ltd., an exempted company with limited liability incorporated in the Cayman Islands (the “Company”), has adopted a Compensation Recovery Policy (this “Policy”) as described below.
1.    Overview
The Policy sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from Covered Persons in accordance with Applicable Rules. Capitalized terms used and not otherwise defined herein shall have the meanings given in Section 3 below.
2.    Compensation Recovery Requirement
In the event the Company is required to prepare a Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation with respect to such Financial Restatement.
3.    Definitions
a.“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date for a Financial Restatement. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.
b.“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any applicable rules or regulations adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 10D of the Exchange Act.
c.“Board” means the Board of Directors of the Company.
d.“Committee” means the Compensation Committee of the Board.

e.“Covered Person” means any Executive Officer and any other person designated by the Board or the Committee as being subject to this Policy, who served the Company in such role at a time during the performance period applicable to Incentive-Based Compensation such person received during service in such role. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of the person’s current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Incentive-Based Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).
f.“Effective Date” means October 2, 2023.
g.“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in a Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received when the Financial Reporting Measure is attained, not when the actual payment, grant, or vesting occurs.
h.“Exchange” means The Nasdaq Stock Market LLC.

i.“Executive Officer” means the president, principal financial officer, principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of parents or subsidiaries of the Company may be deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.
j.“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measure that is derived wholly or in part from such measure (including, for example, a non-GAAP financial measure), stock price and total shareholder return.
k.“Financial Restatement” means a restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
l.“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure; provided solely to the extent applicable under paragraph 6, such term shall be expanded to include all equity-based compensation provided by the Company or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units, performance share units, and stock appreciation rights regardless of whether such compensation is tied to a Financial Reporting Measure.
m.“Participating Employee” means any current or former employee of the Company who is not a Covered Person but who is at the level of Vice President or above and is an individual (i) whose compensation is overseen by the Compensation Committee, (ii) who received Incentive-Based Compensation, or (iii) holding a role of senior financial personnel of the Company.
n.“Restatement Date” means, with respect to a Financial Restatement, the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Financial Restatement.

4.    Exception to Compensation Recovery Requirement
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation; (ii) recovery would cause the Company to violate a law of Cayman Islands that was adopted prior to November 28, 2022, and the Company obtains an opinion of Cayman Islands counsel that recovery would result in a violation of such country’s law and provides the opinion to the Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.
5.    Recovery from Participating Employees
In addition to (and without limiting) the provisions of paragraph 2 above, in the event the Company is required to prepare a Financial Restatement after the Effective Date, the Company may, in its sole discretion, recover from any Participating Employee who received Incentive-Based Compensation from the Company during the Applicable Recovery Period, the amount that exceeds what would have been paid to the Participating Employee under the Financial Restatement; provided that, this paragraph 5 will apply only to the extent the Board or the Committee, in its sole discretion, determines that the Participating Employee committed any act or omission that materially contributed to the circumstances requiring the Financial Restatement and such act or omission involved any of the following: (i) gross negligence with respect to or misconduct, wrongdoing or a violation of any of the Company’s rules or of any applicable legal or regulatory requirements in the course of the Participating Employee’s employment by the Company; or (ii) a breach of a fiduciary duty to the Company or its shareholders by the Participating Employee.

6.    Recovery where Gross Negligence or Intentional Misconduct
In addition to (and without limiting) the provisions of paragraphs 2 and 5 above, in the event the Company is required to prepare a Financial Restatement after the Effective Date and the Board or the Committee, in its sole discretion, determines that a Covered Person’s or a Participating Employee’s act or omission contributed to the circumstances requiring the Financial Restatement and such act or omission involved any of the following: (i) gross negligence or willful, knowing or intentional misconduct or gross negligence with respect to or a willful, knowing or intentional violation of any of the Company’s rules or any applicable legal or regulatory requirements in the course of the Covered Person’s or the Participating Employee’s employment by the Company or (ii) fraud in the course of the Covered Person’s or the Participating Employee’s employment by the Company, the Company may, in its sole discretion, recover from such Covered Person or Participating Employee up to 100% (as determined by the Board or the Committee in its sole discretion) of the Incentive-Based Compensation received by such Covered Person or Participating Employee from the Company during the Applicable Recovery Period.
7.    Tax Considerations
To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.
8.    Method of Compensation Recovery
The Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:
a.requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
c.cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
d.adjusting or withholding from unpaid compensation or other set-off;
e.cancelling or offsetting against planned future grants of equity-based awards; and/or
f.any other method permitted by applicable law or contract.

Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.
9.    Policy Interpretation
This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.
10.    Policy Administration
This Policy shall be administered by the Committee. The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this policy shall be final, binding and conclusive.
11.    Compensation Recovery Repayments not Subject to Indemnification
Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification for Erroneously Awarded Compensation or for any claim or losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy.
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